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                            August 13, 2020

       Xiaowu He
       Chief Executive Office
       Scienjoy Holding Corporation
       3rd Floor, JIA No.34, Shenggu Nanli
       Chaoyang District, Beijing 100029
       China

                                                        Re: Scienjoy Holding
Corporation
                                                            Registration
Statement on Form F-3
                                                            Filed August 5,
2020
                                                            File No. 333-240980

       Dear Mr. He:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3

       General

   1. We are considering your eligibility to use Form F-3 as a former shell company that obtained its operations
through the consummation of a business combination on May 7,
                                                        2020. If you so choose,
you may refile the transaction you are registering on Form F-3 on
                                                        Form F-1 instead.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Xiaowu He
Scienjoy Holding Corporation
August 13, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.



                                                           Sincerely,
FirstName LastNameXiaowu He
                                                           Division of
Corporation Finance
Comapany NameScienjoy Holding Corporation
                                                           Office of Technology
August 13, 2020 Page 2
cc:       Lan Lou
FirstName LastName